

Yoshitomo Nara (b. 1959)



After its inclusion in Nara's important 2021 retrospective at LACMA, Masterworks avoided additional intermediary fees by agreeing to privately acquire the Painting directly from the previous owner who held the painting since its creation in 2014.

INVESTMENT THESIS

Initial Offering Price

$6,671,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales


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Price Appreciation of Similar Works

20.5%

Sharpe Ratio (2003-2022)	watch video
Yoshitomo Nara	▲1.80
All Art	0.59
S&P 500	0.72

44% Progress

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Yoshitomo Nara

(b. 1959)

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Why we like this offering

1. Yoshitomo Nara is one of the most beloved and recognizable Japanese artists working today.
2. At 1.80, Nara's artist market offers the highest risk adjusted appreciation of any artist in the Masterworks portfolio, including Yayoi Kusama and Jean-Michel Basquiat.
3. Between 2002 and 2022, demand for Nara's work grew rapidly, with the average hammer price for paintings by Nara increasing from approximately $26,000 to $2.0 million.
4. The Painting, created in 2014, is a medium-scale, half-length portrait of a child with a paper bandage collaged over their right eye. Nara has rendered the subject in his deceptively simple "kowa kowaii" or 'creepy cute' style which is rooted in deep personal reflection and a careful process of layering and erasure of paint.
5. According to the artist's online catalog raisonne, 740 works on canvas exist as of May 25, 2023. Of these, we have determined, to the best of our ability, there are only 10 eyepatch portrait paintings like ours, making them exceedingly rare.
6. The Painting was included in the important 2021 retrospective of the artist's work at the Los Angeles Museum of Art.
7. As of May 25, 2023 large half length portraits hold five of the artist's top ten records at auction, including: "Oddly Cozy" (2013), which sold for $14,270,912 in April 2022, "In the Milky Lake" (2012) which sold for $12,809,701 in April 2023, "Wishing World Peace" (2014) which sold for $12,368,392 in May 2022.
8. Other works like the Painting have realized prices at auction in excess of $10 million at auction including: "Hothouse Doll (in the white room - III)" (1995) which sold for $13,303,278 in December 2020, and "Frog Girl" (1998) which sold for $12,398,394 in April 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$66,917,773	120	$21,673,640


Average Prices
1.7M
1.3M
840.9K
420.5K
11 12 13 14 15 16 17 18 19 20 21 22


Turnover by Year
82.4M
61.8M
41.2M
20.6M
11 12 13 14 15 16 17 18 19 20 21 22


Lots Auctioned
Sold
Unsold
144
108
72
36
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price $6,671,000

Offering Circular sec.gov/edgar

Painting







About Yoshitomo Nara

Yoshitomo Nara (b. 1959, Hiroski, Japan) is one of the most beloved and recognizable Japanese artists working today. Nuanced depictions of children, in a myriad of emotional states, represent the most consistent motif within Nara's oeuvre, and he is best known for the kowa kawaii (or "creepy-cute") aesthetic.

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YOSHITOMO
NARA

b. 1959, JAPAN

Acrylic and collage on canvas | 47 × 43 in. (119 × 109 cm.)

Yoshitomo Nara is one of the most beloved and recognizable Japanese artists working today.



$6,671,000
INITIAL OFFERING

20.5% HISTORICAL APPRECIATION OF SIMILAR WORKS[1]	▲1.80 SHARPE RATIO[2]
37.6% ANNUAL GROWTH OF RECORD PRICE[3]	20.0% MEDIAN REPEAT SALE PAIR APPRECIATION[4]

The Painting, created in 2014, is a medium-scale, half-length portrait of a child with a paper bandage collaged over their right eye. Nara has rendered the subject in his deceptively simple "kowa kowaii" or 'creepy cute' style which is rooted in deep personal reflection and a careful process of layering and erasure of paint. Nara's most recognizable, young subjects first appeared on his canvases in the early 1990s, and on occasion, have been painted holding a paintbrush, small knife or in various bandages. To the best of our ability to determine, the artist has created ten eyepatch portrait paintings, to date. His first eyepatch portrait, which was a work on paper, was humorously titled *Sorry I couldn't Draw the Left Eye!* (2003). The Painting was included in the important 2021 retrospective of the artist's work at the Los Angeles Museum of Art. According to the artist's online catalog raisonne, 740 works on canvas exist as of May 19, 2023. Of these, works like the Painting are some of the most desirable, and medium-scale portraits in Nara's signature style, which measure less than 50 inches in height, have realized prices in excess of $10 million at auction including: *Hothouse Doll (in the white room - III)* (1995) which sold for HKD 103,115,000 ($13,303,278) on December 3, 2020 at Phillips Hong Kong, and *Frog Girl* (1998) which sold for HKD 96,284,000 ($12,398,394) on April 19, 2021 at Sotheby's Hong Kong. As of May 19, 2023 large half length portraits hold five of the artist's top ten records at auction, including: *Oddly Cozy* (2013), which sold for HKD 111,970,000 ($14,270,912) on April 27, 2022 at Sotheby's, Hong Kong, *In the Milky Lake* (2012) which sold for HKD 100,555,000 ($12,809,701) on April 5, 2023 at Sotheby's Hong Kong, *Wishing World Peace* (2014) which sold for HKD 97,090,000 ($12,368,392) on May 26, 2022 at Christie's Hong Kong. The Painting's subject, composition, execution and exhibition history make this a particularly commercial work by the artist.

During the mid to late 1990s Nara exhibited and traveled widely throughout Asia, Europe and the United States, and in 1995, he gained representation through the Los Angeles based Blum & Poe gallery.

AS OF MAY 19, 2023, THE ARTIST'S TOP AUCTION RECORDS ARE DOMINATED BY LARGE, FULL LENGTH PORTRAITS IN THE ARTIST'S SIGNATURE STYLE, INCLUDING *KNIFE BEHIND BACK* (2000), WHICH SOLD FOR HKD 195,696,000 ($24,949,674) ON OCTOBER 6, 2019 AT SOTHEBY'S, HONG KONG, *MISSING IN ACTION* (2000) WHICH SOLD FOR HKD 123,725,000 ($15,944,440) ON JUNE 8, 2021 AT PHILLIPS & POLLY, HONG KONG, AND *NICE TO SEE YOU AGAIN* (1996) WHICH SOLD FOR $15,430,800 ON NOVEMBER 18, 2021 AT SOTHEBY'S, NEW YORK.

In 2000, Nara returned to Japan as international interest in Japanese pop culture surged, marking a turning point in his career. In 2001, the Yokohama Museum of Art opened "I Don't Mind, If You Forget Me," an exhibition which provided an extensive introduction to Nara's multi-disciplinary practice, and in 2010 the Asia Society of New York opened a retrospective of the artist's work. The Tokyo Municipal Museum of Art hosted a mid-career survey in 2017 and in 2021, the Los Angeles Museum of Contemporary Art opened an extensive retrospective of over 100 paintings and 700 works on paper. Between 2002 and 2021 demand for Nara's works have rapidly increased, with the average hammer price for his works increasing from approximately $26,000 in 2002 to $2.0 million in 2022. Nara's work has been collected by numerous prominent institutions, including the Museum of Modern Art in New York, the British Museum and The National Museum of Art in Osaka. As of May 19, 2023, Yoshitomo Nara is represented by Pace Gallery in New York, and Blum and Poe Gallery in Los Angeles. The artist's top auction records are led by large, full length portraits in the artist's signature style including *Knife Behind Back* (2000), which sold for HKD 195,696,000 ($24,949,674) on October 6, 2019, at Sotheby's, Hong Kong, *Missing in Action* (2000) which sold for HKD 123,725,000 ($15,944,440) on June 8, 2021, at Phillips & Polly, Hong Kong, and *Nice to See You Again* (1996) which sold for $15,430,800 on November 18, 2021, at Sotheby's, New York.

AUCTION RESULTS FOR SIMILAR WORKS[5,6]


$8M
$6M
$4M
$2M
2003
2004
2006
2007
2009
2010
2012
2014
2015
2017
2018
2020
2021
2023

Yoshitomo Nara (b. 1959, Hiroski, Japan) is one of the most beloved and recognizable Japanese artists working today. The youngest of three boys, born in the rural Aomori prefecture, Nara's childhood was a lonely one by his account. As a young boy, the introverted artist spent time with his imagination, with Japanese TV and comic books for company. Before he could speak English, Nara began listening to broadcasts from a nearby US air base; the music, and popular culture he encountered there would later influence his work. In 1987, Nara graduated from Aichi University in Nagoya, Japan with a BFA and MFA, and continued his art education in Germany at the Kunstakademie Düsseldorf, where he studied from 1988 to 1993. Around 1993, Nara began to focus primarily on painting and developed his signature style between 1994 and 1998. Nuanced depictions of children, in their myriad emotional states, represent the most consistent motif within Nara's oeuvre, and he is best known for the kowa kawaii, or "creepy-cute" aesthetic. As Tara Yarlagadda notes in her 2021 review of the artist's work, "few adult artists have managed to capture authentic, honest representations of children, encompassing their full range of rage and wonder." Their stylistic variations often reflect the music Nara was listening to at the time of their creation, and range from leering punks to starry eyed innocents. During the mid to late 1990s Nara exhibited and traveled widely throughout Asia, Europe and the United States, and in 1995, he gained representation through the Los Angeles based Blum & Poe Gallery. In 2000, Nara left Germany and returned to Japan where he began to associate with Superflat, a collective of contemporary artists founded by Takashi Murakami, known for their use of bright palettes and critique of popular culture. The artist's return to Japan coincided with a surge of international interest in Japanese pop culture and marked a turning point in his career.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. "Sharpe Ratio" can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Yoshitomo Nara has a risk-adjusted appreciation of 1.80. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Yoshitomo Nara have a record price compound annual growth rate ("CAGR") of 37.6% from May 15, 2002 to December 31, 2022. This calculation is based on (i) a record price of $30,000 on May 15, 2002, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $21,673,640, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Yoshitomo Nara is 20.0%, which is based on 51 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Yoshitomo Nara was September 23, 2003 and ending on the last date a repeat sale occurred for such artist, which in the case of Yoshitomo Nara was November 30, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

5. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

6. The table captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Yoshitomo Nara with the following criteria: paintings on canvas that measure 25 by 25 to 65 by 65 inches and depict figures with open eyes, in bust or half-length portrait format where the subject's hands are not visible. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 20.5% CAGR implied from selected sales occurring from November 13, 2003 to April 6 2023.